Millar Western Forest Products Ltd.

Condensed Interim Financial Statements
September 30, 2014

Millar Western Forest Products Ltd.
Condensed Interim Statement of Financial Position
(Unaudited)

(expressed in thousands of Canadian dollars)

	September 30,	December 31,
	2014	2013
	$	$

Assets

Current assets
Cash and cash equivalents	48,440	47,219
Restricted cash (note 3)	-	7,977
Accounts and other receivables	51,099	37,981
Inventories (note 4)	72,394	75,562
Prepaid expenses	9,485	9,868

	181,418	178,607

Property, plant and equipment	178,282	175,033
Intangible assets	37,602	40,100
Other assets	323	2,534

	397,625	396,274

Liabilities

Current liabilities
Accounts payable and accrued liabilities	35,053	52,227
Financial liabilities – borrowings (note 7)	1,329	2,810
Reforestation obligations	4,257	4,257

	40,639	59,294

Financial liabilities – borrowings (note 7)	254,159	237,371
Asset retirement obligations	1,697	1,217
Other obligations	103	103
Reforestation obligations	7,423	8,863
Deferred income taxes	13,903	9,429
Post-employment benefit obligation	1,079	1,680

	319,003	317,957

Shareholder’s equity

Share capital	65,500	65,500
Retained earnings	13,122	12,817

	78,622	78,317

	397,625	396,274

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Changes in Equity
For the nine months ended September 30, 2014 and 2013
(Unaudited)

(expressed in thousands of Canadian dollars)

	Share	Retained	Total
	capital	earnings	equity
	$	$	$
Balance – December 31, 2012	65,500	7,120	72,620
Net income for the period	-	11,854	11,854
Dividends	-	(750)	(750)
Balance – September 30, 2013	65,500	18,224	83,724

Balance – December 31, 2013	65,500	12,817	78,317
Net income for the period	-	1,805	1,805
Dividends	-	(1,500)	(1,500)
Balance – September 30, 2014	65,500	13,122	78,622

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Net (Loss) Income and Comprehensive (Loss) Income
For the three and nine months ended September 30, 2014 and 2013
(Unaudited)

(expressed in thousands of Canadian dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
	$	$	$	$

Revenue	104,014	94,337	311,600	291,575

Cost of products sold (excluding depreciation and amortization)	74,178	65,003	210,555	196,872
Freight and other distribution costs	15,492	13,081	45,541	40,397
Depreciation and amortization	3,573	3,512	10,660	10,461
General and administration	3,981	3,669	13,665	13,402
Other (income) expense (note 8)	(2,566)	1,466	(3,448)	(10,974)

Operating earnings	9,356	7,606	34,627	41,417

Foreign exchange (loss) gain on borrowings	(11,130)	4,515	(11,844)	(7,434)

Finance expenses (note 9)	(5,726)	(5,005)	(16,756)	(15,663)

Net (loss) income before income taxes	(7,500)	7,116	6,027	18,320

Income taxes expense	651	655	4,222	6,466

Net (loss) income and comprehensive (loss) income	(8,151)	6,461	1,805	11,854

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Cash Flows
For the nine months ended September 30, 2014 and 2013
(Unaudited)

(expressed in thousands of Canadian dollars)

	Nine months ended September 30,
	2014	2013
	$	$
Cash provided by (used in)

Operating activities
Net income for the period	1,805	11,854
Adjustments for
Finance expenses	16,756	15,663
Depreciation and amortization	10,660	10,461
Deferred income tax expense	4,474	6,466
Unrealized exchange loss on borrowings	11,844	7,434
Unrealized loss (gain) on derivative contracts	414	(6,914)
Reforestation expense	5,698	5,875
Loss on disposal of property, plant and equipment	25	825
Other	(219)	(1,154)
Reforestation expenditures	(6,370)	(6,890)

	45,087	43,620
Net change in non-cash working capital items (note 12)	(15,756)	(7,541)

	29,331	36,079

Investing activities
Additions to property, plant and equipment (note 12)	(9,768)	(18,691)
Receipt of government grants	1,500	14,792
Proceeds on disposal of property, plant and equipment	25	121
Cash collateral on derivative contracts (note 3)	-	6,952
Decrease (increase) in other assets	42	(31)

	(8,201)	3,143

Financing activities
Increase in borrowings	4,037	11,603
Repayment of borrowings	(946)	(8,848)
Finance expenses paid	(21,500)	(20,078)
Dividends paid	(1,500)	(750)

	(19,909)	(18,073)

Increase in cash and cash equivalents	1,221	21,149

Cash and cash equivalents – beginning of period	47,219	24,674

Cash and cash equivalents – end of period	48,440	45,823

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the nine months ended September 30, 2014
(Unaudited)

1	General information

Millar Western Forest Products Ltd. (the Company) is incorporated and located in Canada. The address of the Company’s corporate office is 16640 – 111 Avenue, Edmonton, Alberta, Canada, T5M 2S5.

The Company is a subsidiary of Millar Western Industries Ltd., and the ultimate parent is Hualkeith Investments Ltd.

The Company is an integrated forest products company with facilities in Canada producing lumber and pulp. The lumber segment consists of three sawmill operations that produce and market dimension lumber. The pulp segment consists of a pulp operation that manufactures and markets a number of different grades of bleached chemi-thermo-mechanical pulp (BCTMP).

These condensed interim financial statements were approved for issue on November 4, 2014. All dollar amounts are expressed in Canadian currency and in thousands of dollars, unless otherwise indicated.

These condensed interim financial statements have not been reviewed or audited by the Company’s external auditor.

2	Summary of significant accounting policies

These condensed interim financial statements for the nine months ended September 30, 2014, have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The accounting policies adopted are consistent with those of the previous financial year. These condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2013, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

3	Restricted cash

	September 30,	December 31,
	2014	2013
	$	$
Restricted cash
Deposits – US$7.5 million (note 5)	-	7,977

In the past, the Company has had funds on deposit to cover unrealized losses on derivative contracts, which were returned to the Company when the contracts expired or the unrealized loss was reduced. The Company has also had cash held for security on the BEP (note 5). These funds were non-interest bearing. As of September 30, 2014, there were no outstanding derivative deposits and no cash held for security.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the nine months ended September 30, 2014
(Unaudited)

4	Inventories

	September 30,	December 31,
	2014	2013
	$	$

Logs	17,261	24,146
Pulp	17,941	16,917
Lumber	22,010	20,378
Operating and maintenance supplies	15,182	14,121

	72,394	75,562

5	Bioenergy effluent project

In 2012, the Company commenced a bioenergy effluent project (BEP) at its BCTMP mill at Whitecourt, Alberta. The project involves construction and integration of three anaerobic hybrid digesters into the BCTMP mill’s existing aerobic effluent treatment system. The project qualified for a total of $27.5 million in government grants, of which $25.5 million has been received by the Company and expended on the project. The Company has also received $12.0 million in interim financing from HSBC (note 7), which has been applied against the project costs. The Company has increased the amount available under the interim financing to $20.2 million and extended its term to August 31, 2015, the project’s expected completion date. At that time, the full amount drawn under the interim financing will be converted into a finance lease.

In November 2013, the Company terminated its contract with the Engineering, Procurement and Construction (EPC) contractor hired to construct the BEP. Upon the termination of the agreement, the Company recovered US$7.5 million (note 3) in letters of credit put in place by the EPC contractor.

In January 2014, the Company concluded termination arrangements with the EPC contractor, including assumption by the Company of the remaining liabilities due to subcontractors. The Company retained the US$7.5 million claimed from the EPC contractor, and has fully applied these funds against the capital spent to date on the project.

The total expenditures on the project to date are $48.5 million, resulting in a net expenditure after grant funding received and funds retained from the EPC contractor of $14.9 million.

6	Revolving credit facility

The Company has a $50 million revolving credit facility maturing July 15, 2018, against which $nil was drawn at September 30, 2014 (December 31, 2013 – $nil), and $3.8 million was committed to standby letters of credit (December 31, 2013 – $3.7 million). The facility is subject to a borrowing formula based upon the Company’s levels of inventory and accounts receivable. The interest rate on this facility is floating and may, at the Company’s option, be based upon the Bank Prime Rate or U.S. Base Rate, plus a spread of 2.00% . The Company also has the option of basing the rate on LIBOR, plus a spread of 3.25% . Collateral pledged for the facility is a first charge on all accounts receivable and domestic inventory of the Company.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the nine months ended September 30, 2014
(Unaudited)

7	Financial liabilities – borrowings

	September 30,	December 31,
	2014	2013
	$	$

Unsecured senior notes – US$210 million	235,200	223,356
Less: Financing expenses	(3,236)	(3,609)
Power purchase rights loan #1	9,791	10,565
Power purchase rights loan #2	1,781	1,954
BEP loan	11,952	7,915

	255,488	240,181
Less: Current portion	1,329	2,810

	254,159	237,371

8	Other income (expense)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
	$	$	$	$

Gain (loss) on disposal of property, plant and equipment	19	(819)	(25)	(825)
Foreign exchange gain (loss)	3,251	(586)	3,208	993
Insurance proceeds on loader fire	-	482	-	482
Unrealized (loss) gain on derivative contracts	(589)	(3,436)	(414)	6,914
Realized (loss) gain on derivative contracts	(115)	2,893	679	3,410

	2,566	(1,466)	3,448	10,974

9	Finance expenses

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
	$	$	$	$

Interest expense on borrowings	5,746	5,079	16,753	15,606
Less: Interest capitalized on qualifying assets	109	99	305	295

Net interest expense on borrowings	5,637	4,980	16,448	15,311
Other interest and bank charges	168	146	508	539
Interest income	(79)	(121)	(200)	(187)

	5,726	5,005	16,756	15,663

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the nine months ended September 30, 2014
(Unaudited)

10	Financial instruments and financial risk factors

Financial instruments

The estimated fair value of financial instruments is based on relevant market prices and information available at the period end.

Carrying and fair value of financial instruments by category:

				September 30, 2014

		Loans	Other
	Held for	and	financial	Carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$

Financial assets
Cash and short-term investments	407	48,033	-	48,440	48,440
Accounts receivable
Trade and other	-	51,099	-	51,099	51,099
Other assets	-	323	-	323	323

	407	99,455	-	99,862	99,862

Financial liabilities
Accounts payable
Trade and other	579	-	34,474	35,053	35,053
Borrowings	-	-	255,488	255,488	271,336

	579	34,474	289,962	290,541	306,389

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the nine months ended September 30, 2014
(Unaudited)

				December 31, 2013

		Loans	Other
	Held for	and	financial	Carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$

Financial assets
Cash and short-term investments	212	54,984	-	55,196	55,196
Accounts receivable
Trade and other	18	40,132	-	40,150	40,150
Other assets	-	365	-	365	365

	230	95,481	-	95,711	95,711

Financial liabilities
Accounts payable
Trade and other	-	-	52,096	52,096	52,096
Borrowings	-	-	240,181	240,181	242,220

	-	-	292,277	292,277	294,316

The fair value of short-term financial assets and liabilities, which include cash and cash equivalents, restricted cash, accounts and other receivables, accounts payable and accrued liabilities, approximates their carrying value, due to the short-term nature of these financial assets and liabilities.

The fair value of the senior notes included in borrowings at September 30, 2014, was estimated to be US$220.8 million (December 31, 2013 – US$215.3 million) based upon the most recent bid price. The fair value of the power purchase rights loans, included in borrowings, at September 30, 2014, was estimated to be $12.1 million, based on a market interest rate assumption of 9.06% .

Financial assets and liabilities recognized on the balance sheet at fair value are classified in a hierarchy that is based on the significance of the inputs used in making the measurements. The three levels of the hierarchy are:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, as derived from prices); and

Level 3 – inputs that are not based on observable market data.

Derivative instruments are included in Level 2 of the fair value hierarchy, as they are valued using pricing models or discounted cash-flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market where possible.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the nine months ended September 30, 2014
(Unaudited)

The fair value of fixed commodity forward sale and purchase contracts is calculated using a discounted cash-flow method based on forward commodity prices. The fair value of forward-exchange contracts is calculated using a forward pricing model.

Financial risk management

The Company is exposed to a number of different financial risks arising from the normal course of business. These risk factors include market risks related to commodity pricing. From time to time, the Company enters into forward contracts for both lumber and pulp to reduce commodity-price risk. The Company does not enter into such agreements for speculative trading purposes. These contracts are generally settled financially, but some may, at the Company’s discretion, be settled by physical delivery of the finished product. Realized gains or losses on the contracts are included in other expense (income) at the time of delivery. Contracts outstanding at the end of the period are recorded at their fair value, and any changes in unrealized gains or losses are included in other expense (income).

At September 30, 2014, the Company had $6.9 million in U.S.-dollar-denominated forward lumber commodity contracts outstanding, resulting in an unrealized gain of US$0.4 million. All the outstanding derivative contracts had terms of less than one year. At December 31, 2013, the Company had $8.5 million in U.S.-dollar-denominated forward lumber commodity contracts outstanding.

A US$10 change in the contract pricing on the outstanding commodity contracts of US$6.9 million would result in a financial impact of $0.2 million.

The impact on earnings of fluctuations in currency rates is partially offset by the corresponding fluctuation in interest payments, substantially all of which are denominated in U.S. dollars. To further reduce the impact on earnings of fluctuations in currency rates, the Company may enter into currency contracts to hedge U.S. dollar positions, but does not hold or issue foreign currency financial instruments for speculative or trading purposes. At September 30, 2014, the Company had US$38.0 million (December 31, 2013 – $5.0 million) in outstanding forward-exchange contracts, with a weighted average contract rate of C$1.1034/US$ 1.00 (December 31, 2013 – C$1.0710/US$ 1.00) . The Company also had US$4.0 million (December 31, 2013 – $45.0 million) in outstanding collar options contracts, with a call option price of C$1.0850/US$ 1.00 and put option price of C$1.0950/US$ 1.00. The Company recorded the amount of unrealized loss on these currency contracts for the nine months ended September 30, 2014 of $0.6 million (December 31, 2013 –$0.02 million gain) in other (income) expense.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the nine months ended September 30, 2014
(Unaudited)

11	Segmented information

The Company’s operations are located in Canada. The Company’s reportable segments are strategic business units that manufacture and sell different products. The business units are managed separately, as each business requires different manufacturing technology and marketing strategies. The Company has three reportable segments: lumber, pulp and corporate and other. The lumber segment manufactures dimension lumber for sale primarily in Canada, the United States and Asia. The pulp segment manufactures bleached chemi-thermo-mechanical pulp for sale to papermakers worldwide. Included in the corporate and other segment are the combined results from the Company’s management fees and unallocated corporate and other expenses.

The Company evaluates the performance of each segment based upon operating earnings. The Company does not allocate financing expenses or income taxes to its business segments. The Company accounts for inter-segment revenue and transfers as if the transfers were to third parties at current market prices. Results of operations are presented net of these transfers.

Product segments

Lumber

	Three months ended		Nine months ended
		September 30,		September 30,
	2014	2013	2014	2013
	$	$	$	$

Revenue from external customers	53,001	45,183	156,644	145,448

Cost of products sold	(42,216)	(36,023)	(116,812)	(107,751)
Freight and other distribution costs	(3,934)	(2,704)	(11,519)	(8,143)
Depreciation and amortization	(1,717)	(1,684)	(5,131)	(5,047)
Other income (expense)	653	(1,041)	1,905	10,717

Operating earnings	5,787	3,731	25,087	35,224

Pulp

	Three months ended		Nine months ended
		September 30,		September 30,
	2014	2013	2014	2013
	$	$	$	$

Revenue from external customers	50,921	49,062	154,674	145,852

Cost of products sold	(31,951)	(28,966)	(93,715)	(89,093)
Freight and other distribution costs	(11,558)	(10,377)	(34,022)	(32,254)
Depreciation and amortization	(1,814)	(1,789)	(5,411)	(5,300)
Other income (expense)	1,913	(671)	1,543	11

Operating earnings	7,511	7,259	23,069	19,216

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the nine months ended September 30, 2014
(Unaudited)

Corporate and other

	Three months ended		Nine months ended
		September 30,		September 30,
	2014	2013	2014	2013
	$	$	$	$

Revenue from related parties	92	92	282	275

Cost of products sold	(11)	(14)	(28)	(28)
General and administration	(3,981)	(3,669)	(13,665)	(13,402)
Depreciation and amortization	(42)	(39)	(118)	(114)
Other income	-	246	-	246

Operating loss	(3,942)	(3,384)	(13,529)	(13,023)

Total

	Three months ended		Nine months ended
		September 30,		September 30,
	2014	2013	2014	2013
	$	$	$	$

Revenue from external customers and related parties	104,014	94,337	311,600	291,575

Cost of products sold and general and administration	(78,159)	(68,672)	(224,220)	(210,274)
Freight and other distribution costs	(15,492)	(13,081)	(45,541)	(40,397)
Depreciation and amortization	(3,573)	(3,512)	(10,660)	(10,461)
Other income (expense)	2,566	(1,466)	3,448	10,974

Operating earnings	9,356	7,606	34,627	41,417

Cost of products sold for the lumber segment is net of chip transfers to the pulp segment of $4.8 million for the nine months ended September 30, 2014, and $1.5 for the three months ended September 30, 2014 (2013 - $4.5 million and $1.4 million, respectively).

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the nine months ended September 30, 2014
(Unaudited)

Expenditures on property, plant and equipment and intangibles

	September 30,	September 30,
	2014	2013
	$	$

Lumber	3,947	1,795
Pulp	7,208	6,563
Corporate and other	306	1,006

	11,461	9,364

Expenditures on property, plant and equipment and intangibles are net of government grant funding.

Identifiable assets

	September 30,	December 31,
	2014	2013
	$	$

Lumber	193,549	198,331
Pulp	151,256	137,878
Corporate and other	52,820	60,065

	397,625	396,274

12	Supplementary cash-flow information

Net change in non-cash working capital items

	September 30,	September 30,
	2014	2013
	$	$

Accounts receivable and other	(11,363)	(8)
Inventories	2,881	9,175
Prepaid expenses	(99)	2,054
Accounts payable and accrued liabilities	(7,175)	(18,762)

	(15,756)	(7,541)

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the nine months ended September 30, 2014
(Unaudited)

Additions to property, plant and equipment

	September 30,	September 30,
	2014	2013
	$	$

Additions to property, plant and equipment and intangible assets	(12,961)	(24,156)
Changes in working capital for investing activities	2,888	5,170
Interest capitalized on qualifying assets	305	295

	(9,768)	(18,691)

13	Related-party transactions

The Company enters into transactions with Millar Western Industries Ltd. (Industries), its parent company

The Company earned revenue from Industries as follows:

	Nine months ended September 30,
	2014	2013
	$	$

Administration fees	282	275

Included in accounts receivable relating to these transactions	29	38

Fees are established at the cost to the Company plus a 5% markup.

The Company incurred costs charged by Industries as follows:

	Nine months ended September 30,
	2014	2013
	$	$

Chemical purchases	800	805

Other services	2,125	1,483

Accounts payable to Industries	183	427

Chemical purchases are charged to the Company at the same prices used for arms-length parties; facility and equipment transactions are charged at the cost to the parent company.